12/1

04046505

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME International Health Partners

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

FILE NO. 82- 4868 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 12/7/04

INTERNATIONAL HEALTH PARTNERS INC.

2004 ANNUAL REPORT

BrightSmile Dental Centres

"For the Smile You've Always Wanted™"

Our focus and energies on long-term growth and sustainability thus enhancing shareholder value and our positive outlook has put us well on our way to realizing our vision:

"To become the premier Practice Management Company in Canada"

CORPORATE PROFILE

International Health Partners Inc. ("IHP") headquartered in Calgary, Alberta, Canada, is a Practice Management Company ("PMC") and is in the business of acquiring and consolidating primary care medical and dental practices in Canada.

IHP is well positioned to capture new opportunities towards our goal. With a dynamic and cohesive management team who continues to demonstrate excellence in leadership and execution, supported by a skilled and talented group of employees, we believe that our strategy will enable us to realize our vision to achieve growth.

ANNUAL GENERAL AND SPECIAL MEETING

The Annual General and Special Meeting of Shareholders of International Health Partners Inc. will be held on Thursday, December 9, 2004, at 2:00 P.M., in the Bow Valley Square Conference Centre, Northcote Room, 3rd Floor Bow Valley Square, 205 - 5th Avenue S.W., Calgary, Alberta.

TABLE OF CONTENTS

REPORT TO SHAREHOLDERS

2004 was a turbulent year for International Health Partners Inc. (IHP). In the first half of the year, IHP successfully bid on a contract to operate the University Health Clinic at the University of Calgary. Although IHP's operation of the University Health Centre was a success and the University made a profit, in September 2004, the University resumed direct management and operation of the Health Centre.

IHP also began operating the old Village Square Dental facility in Airdrie as a BrightSmile Dental Centre in September 2003 and in January 2004, IHP completed the acquisition of the Airdrie facility. Because the facility failed to meet the targeted projections, management commenced discussions in October 2004 with Dr. Sanjay Rajpal, to reacquire this clinic from IHP. The discussions are still ongoing.

IHP's medical division continued to grow and benefits from excellent efforts by management to recruit additional physicians. In October of 2004, IHP began to expand the services of its BowGlen Medical Clinic to offer "walk in" medical care for four days a week.

In March of 2004, IHP successfully completed a private placement of 3,333,500 common shares at $0.30 per share resulting in net proceeds of $880,000 for the Corporation.

Although management remains very positive and optimistic about IHP's future, the significant operating losses from the 2004 Third and Fourth Quarter require that management reevaluate its current operating assets and its plans for the future.

Management at IHP thanks its talented employees. Together, with our Professional Partners (Dentists and Physicians), IHP provides its clients the best in quality dental and medical care.

We are committed to continually improving our corporate governance. We thank our Board of Directors for their significant contributions to date and for their continued support and guidance.

We also thank our shareholders for their support and patience as we evaluate the opportunities for IHP in the future. We will continue our dedication to building long-term shareholder value in the years ahead.

Sincerely

David B. McQuaig
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management discussion and analysis contains information concerning the Company's vision, business strategies, capabilities, comparative annual financial results and overview of Management's outlook for the Company and the industry as at November 9, 2004. The message to shareholders, operations review and financial statements, together with the accompanying note disclosures, also contains valuable information that supplements this discussion.

Overall Performance

Fiscal 2004 started out very promising for the Company. Early in the year, a strategic and sizeable acquisition was undertaken that was expected to result in ongoing and continual profitability for the Company. The acquisition was the Airdrie clinic. This was an implementation of a strategy of the Company that formed the basis for continued growth and expansion of the Dental and Medical Practice Management model. With that acquisition, shareholder value was expected to have increased, creating additional opportunity for continued expansion, financings and growth.

However, as a result of the Company's and Vendor's inability to work collectively under the various agreements executed between the parties, the Airdrie acquisition did not live up to its expectations. As a result, the Company has written down most of the acquisition in the Fourth Quarter and is pursuing remedies available to it under the Facilities Management Agreement related to the acquisition and other common law remedies available to the Company.

Significant efforts were undertaken by the Company and Vendor to negotiate and consummate various agreements associated with the Airdrie acquisition, which also involved the installation of a Dental Director. During the year and subsequent to, the relationship with the Vendor took significant resources and efforts on behalf of the Company both internally and with external service providers to decide issues, which appeared resolvable until very recently. Simultaneously, the resources available to manage the Company's other clinics suffered due to the focus and time commitment to assimilate the Airdrie clinic into normal operations. This resulted in reduced profitability for those other clinics.

Additional interest, legal, administrative and dental director costs were incurred during fiscal 2004 and subsequent to year end, directly related to assimilating the Airdrie acquisition into the operations of the Company, without the benefit of the anticipated profitability from the clinic acquired.

These additional costs, the write-down of the Airdrie clinic goodwill, together with a dramatic reduction in the anticipated profits from this clinic, combined with reduced profitability from the Company's other clinics, resulted in a record loss for the Company.

Given the year did not yield the desired outcome as planned, the Company, its management and directors are now assessing its options for moving forward. These options include but are not limited to:

- (i) Status quo
- (ii) Combination with another entity
- (iii) Sell existing clinics
- (iv) Enter a new business line
- (v) Recovery of written off-acquisition
- (vi) Other

MD&A cont'd

(i) Status quo involves producing enough profit and cash flow from existing operations to maintain and generate sustainable profitability for the Company. While not totally impossible, the economics of the business suggest that one large clinic is still necessary to accomplish this objective.

(ii) Combining with another entity may involve a reverse take-over, sale to another company, a merger or other options along this line. This could mean an outright buyout of the Company and/or an exchange of shares in another entity.

(iii) Selling existing clinics could result in a recovery of cash after paying and releasing the Company of all liabilities, debt instruments, guarantees and so forth.

(iv) In combination with one or more of the other options, the Company could enter into a new business line altogether or re-enter the market with a revitalized strategy for the existing market.

(v) Pursuing a fair recovery of the consideration paid for the Airdrie clinic involves negotiation under the Facilities Management Agreement and the other agreements executed with the Vendor. Additionally, the Company has common law remedies available to it under the same agreements that it will pursue in the event that negotiations fail to result in a satisfactory resolution for the Company.

(vi) Finally, there may be other options available to the Company that have not yet been revealed or pursued as management and directors consider the Company's future course of actions.

The Company is currently actively undertaking efforts to pursue all options and combinations thereof including:

(a) Maximizing billable services for all clinics;
(b) Minimizing idle labor during non-billable periods;
(c) Hiring an operations officer to oversee day-to-day operations;
(d) Undertaking sales, branding and marketing efforts;
(e) Discussion with a number of entities regarding merger and acquisition possibilities;
(f) Meeting with assorted entities regarding the sale and financing of disposition of its existing clinics;
(g) Continuing to negotiate a fair settlement for the recovery of the consideration paid for the Airdrie acquisition;
(h) Management is receptive to other options not already identified for consideration.

Time is of the essence and as such, management will likely decide on a course of action by the end of the 2005 Second and Third Quarters.

MD&A cont'd

Selected Annual Information

As at June 30	2004	2003	2002
Revenue	$ 7,966,239	$ 5,674,040	$ 4,886,364
Net After Tax Loss	$(1,672,655)[1]	$ (55,954)	$ (237,139)
Total Assets	$ 3,230,704	$ 2,502,051	$ 2,373,334
Long Term Debt	$ 906,828	-	$ 28,207
Earnings (loss) per share – Basic	$ (0.13)	$ (0.01)	$ (0.03)
Earnings (loss) per share – Diluted	$ (0.12)	$ (0.01)	$ (0.03)

Note:(1) Includes:	$ 1,048,734	Goodwill impairment
	60,182	Option Valuation Compensation
	$ 1,108,916	

Results of Operations

While the Company's growth in top line sales increased dramatically by over 40% over fiscal 2003, its cost structure also changed. This is due to a number of factors including:

(i) acquisition of new clinics;
(ii) expansion of medical facilities;
(iii) incurring new and incremental costs over 2003 including;
- investor relations
- legal
- marketing
- share compensation expense (new handbook requirement)
- dental director fees
- interest on debt and financings
- impairment of goodwill
- reduced profitability in clinic activity

While some items are one time, the following items can be anticipated to continue:

- medical facilities growth
- share compensation expense
- dental director fees
- interest on debt
- marketing

The items not expected to re-occur include:

- extra legal costs
- goodwill impairment
- investor relations
- reduced clinic productivity

This new cost structure and the removal of the Airdrie acquisition from future operations requires the Company to pursue various options previously identified to move forward.

MD&A cont'd

Summary of Quarterly Results

The following is selected financial information from previously published company financial statements for each of the most recent eight quarters. This information should be read in conjunction with the audited financial statements for the years ended June 30 and the financial statements and accompanying notes of each of those quarters.

Fiscal Year	**2004**				**2003**			
Quarter	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Ended	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002
Gross Revenue	3,006,842	1,349,727	2,188,160	1,421,510	1,511,268	1,460,361	1,350,538	1,351,873
Net Income (Loss) After Tax	(1,316,292)	(251,654)	3,390	(108,099)	1,931	15,394	(48,095)	(25,184)
EPS – Basic	(0.10)	(0.002)	0.00	(0.01)	(0.00)	0.00	(0.01)	0.00
EPS - Diluted	(0.10)	(0.001)	0.00	(0.01)	(0.00)	0.00	(0.01)	0.00

Liquidity

The Company has operating facilities with a chartered bank for each of its operating clinics. The total amount of operating bank facilities is $240,000. These facilities are all secured with a General Securities Agreement over the assets and general assignments of book debts secure the loans. the loans are repayable upon demand and bear interest at prime plus 1.25% per annum. At June 30, 2004, the Company was indebted to the bank for $66,342.

The Company, at June 30, 2004, is in a slight working capital deficiency. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and obtaining financing to meet its obligations.

The Company has experience with a number of financing instruments including, vendor take backs, operating banking facilities, vendor credit, lease financing, equity injections, long term loans, conventional and convertible debentures and shares for services.

The Company's ability to raise equity financing is a function of profitable operations, which affects share price and subsequently the attractiveness to potential investors. Similarly, profitable operations affect the Company's ability to acquire and adequately service other forms of financing.

Contractual Obligations	**Payments Due by Period**				
	Total $	Less than 1 year $	1 – 3 years $	4 – 5 years $	After 5 years $
Long Term Debt	976,007	69,179	233,548	572,256	101,024
Capital Lease Obligations	857,198	184,083	465,690	166,247	41,178
Operating Leases	1,591,197	433,160	1,015,412	142,625	
Total Contractual Obligations	3,424,402	686,422	1,714,650	881,128	142,202

Future financings of any form are dependent upon the successful implementation of the options currently being considered by the Company.

MD&A cont'd

Capital Resources

The Company has not entered into any commitments for capital expenditures as of the date of the financial statements or subsequent to as of November 9, 2004.

Off-Balance Sheet Arrangements

The only off balance sheet arrangements the Company has entered into are disclosed in the financial statements in Note 21, Commitments. These are primarily for rent and lease commitments for clinic and head office space. These are recorded as operating and general and administrative expenses for clinics and head office respectively.

These are normal course expenses and will and have been recorded as rent expense in the Company's financial statements. These expenses are in line and are reasonable compared to industry averages.

Transactions with Related Parties

The following are the related party relationships the Company has with insiders:

1. **Dr. Sanjay Rajpal**
   The vendor of the Airdrie clinic, Dr. Sanjay Rajpal, is the Company's dental director, a significant shareholder and optionee. All transactions between Dr. Rajpal and the Company have been recorded at fair market value.

2. **Dr. Nathaniel Podilsky**
   Dr. Nathaniel Podilsky is a director of the Company and holds shares and options in the Company. Dr. Podilsky has received shares in consideration for the sale of a clinic to the Company in the past.

3. **David McQuaig**
   The CEO of the Company, David McQuaig, owns and controls directly and beneficially shares and options in the Company.

4. **Brian Lamb**
   The CFO of the Company, Brian Lamb, owns and controls directly and beneficially shares and options in the Company.

5. **Paul Grehan**
   Mr. Grehan is a director of the Company and owns and controls directly and beneficially shares and options in the Company.

There are no current contractual arrangements with any of the above parties to provide them with any additional shares or options, however, management and the board of directors reserve the right to issue additional options pursuant to the Company's stock option plan to these individuals.

MD&A cont'd

Fourth Quarter

The Fourth Quarter contained non-regular events that affected the company including goodwill impairment. This was extra-ordinary, however, it is not disclosed as such, according to the CICA handbook requirements. The majority of this impairment relates to the write-down of the Airdrie clinic. Taxes are also determined for the company in the Fourth Quarter.

Proposed Transactions

The Company does not have any proposed transactions as of the date of this MD&A, however, it is pursuing a number of options that may result in one or more proposed transactions.

Critical Accounting Estimates

The Company has the following critical assumptions inherent in the recording of transactions:

(a) Dental Director Fees

As defined by the FMA (Facilities Management Agreement), the fees are determined by calculating 1% of net dental revenue (gross revenue less adjustments, refunds and NSF write downs). from July 1 to June 30, 2004.

(b) Doctors' Fees, Medical and Dental

Fees are calculated on revenue received from AHC, Insurance Companies and direct patient billings, at rates signed contractually. Accruals of fees are calculated for year-end purposes of matching revenue to expense incurred in the period.

(c) Prepaid Inventory

Physically counted at year-end and valued on most recent purchase price of supplies. Medical and dental clinics average a two-month supply of prepaid inventory based on historical performance.

(d) Share Valuation

These are addressed under changes to accounting policies in the MD&A.

(e) Deferred Revenue

Deferred revenue is prepaid services, i.e. orthodontic treatment plans that span long time frames, months or years. Current revenue is calculated from deferred as the services are performed. The doctors' fees are then calculated on this portion of current revenue as well.

Changes in Accounting Policies including Initial Adoption

There is one significant change in accounting policy adopted by the Company effective July 1, 2003. That was the adoption of the recommendations of the CICA Handbook Section 3870, Stock based compensation and other stock-based payments.

MD&A cont'd

The recommendations require that all stock options issued, be measured and recognized using a fair value based method. The Company uses the Black-Scholes model for option valuation. Any modifications to the options are revalued based on the fair value at that time.

For Fiscal 2004, the Company recognized the following in relation to Option Valuation:

Employees, Officers, Directors	$ 60,182	Recognized as General & Administrative Expense
Brokers	$ 147,342	Recognized as Share Issuance Cost
Total	$ 207,524	Recorded as Contributed Surplus in Equity

Financial Instruments and Other Instruments

The Corporation's financial instruments included in the balance sheet are comprised of cash, short-term investments, accounts receivable, prepaid expenses and deposits, bank indebtedness, accounts payable and accrued liabilities, other accounts payable, deferred revenue, long-term debt and capital lease obligations.

(a) Fair values

The fair values of the Corporation's financial instruments do not differ significantly from their carrying values.

(b) Credit risk

The Corporation's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

(c) Interest rate risk

The Corporation is also exposed to interest rate cash flow risk to the extent that the term deposits, bank indebtedness, bank loan and capital lease obligations are at floating interest rates.

(d) Option Valuation risk

The Corporation is also exposed to bank prime rate risk, market share price risk and share price volatility risk in the valuation of stock options. the greater the volatility in the Corporation's share price, the greater the valuation of stock options. Interest rate changes affect the variability of the option values very minimally.

Other MD&A

This MD&A contains forward-looking information and readers are cautioned that actual results may differ materially from this information due to factors within and without the Company's control.

The Selected Financial Information and the MD&A with the Results of Operations should be read in conjunction with the attached consolidated financial statements and related notes for the year ended June 30, 2004.

Additional information about International Health Partners Inc. can be found on SEDAR at www.sedar.com. Further, readers are encouraged to visit the Corporation's web site at www.ihp.ca

MANAGEMENT'S REPORT

The accompanying financial statements of International Health Partners Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with generally accepted accounting principles.

The Company maintains systems of internal accounting and administrative controls, consistent with reasonable costs, which are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate, and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.

The financial statements have been audited by Buchanan Barry LLP, and their report is contained herein.

David B. McQuaig
President and Chief Executive Officer
November 12, 2004

Brian Lamb, CMA
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of International Health Partners Inc.

We have audited the consolidated balance sheets of International Health Partners Inc. as at June 30, 2004 and June 30, 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at June 30, 2004 and June 30, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Buchanan Barry LLP
Chartered Accountants

Calgary, Alberta
October 6, 2004
(Except as to Note 22(e) which is as of November 12, 2004)

INTERNATIONAL HEALTH PARTNERS INC.

CONSOLIDATED BALANCE SHEETS

as at June 30,

	2004	2003
ASSETS		
Current assets		
Cash held in trust *(note 11)*	$ 126,023	$ -
Short-term investments	653,326	294,423
Accounts receivable	602,971	396,333
Prepaid expenses and deposits	155,110	66,678
	1,537,430	757,434
Capital assets *(note 6)*	1,192,876	1,105,457
Intangible assets *(note 7)*	39,042	27,866
Deferred charges *(note 8)*	25,449	29,603
Future tax *(note 17)*	105,693	129,686
Goodwill *(note 9)*	330,214	452,005
	$ 3,230,704	$ 2,502,051
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness *(note 10)*	$ 66,342	$ 71,896
Accounts payable and accrued liabilities	894,790	617,634
Other accounts payable *(note 11)*	126,023	-
Deferred revenue *(note 12)*	254,795	154,423
Current portion of long-term debt *(note 13)*	69,179	28,207
Current portion of capital lease obligations *(note 14)*	184,802	201,196
Convertible debenture *(note 15)*	-	60,000
	1,595,931	1,133,356
Long-term debt *(note 13)*	906,828	-
Capital lease obligations *(note 14)*	672,396	705,902
	3,175,155	1,839,258
Shareholders' equity:		
Share capital *(note 16)*	2,818,395	1,960,508
Contributed Surplus *(note 16)*	207,524	-
Deficit	(2,970,370)	(1,297,715)
	55,549	662,793
	$ 3,230,704	$ 2,502,051

Signed on behalf of the Board:

Randy Dawson, Director

Steve Walton, Director

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended June 30,

		2004		2003
Revenue				
Dental facilities revenue	$	5,296,593	$	4,243,149
Medical facilities revenue		2,601,351		1,337,758
Management fees		68,295		93,133
		7,966,239		5,674,040
Expenses				
Dental, medical and lab fees		3,846,000		2,630,955
		4,120,239		3,043,085
Other (income) and expenses				
Operating expenses		3,349,060		2,274,065
General and administrative		1,013,348		671,272
Amortization		245,088		224,834
Interest on long-term obligations		121,579		66,807
Other income		(8,908)		(8,253)
Goodwill impairment		1,048,734		-
		5,768,901		3,228,725
Loss before income taxes		(1,648,662)		(185,640)
Future income tax (recovered)		23,993		(129,686)
Net Loss		(1,672,655)		(55,954)
Deficit, beginning of the year		(1,297,715)		(1,241,761)
Deficit, end of the year	$	(2,970,370)	$	(1,297,715)
Loss per share – basic	$	(0.13)	$	(0.01)
Loss per share – diluted	$	(0.12)	$	(0.01)

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30,

	2004	2003
Cash flows from (used in) operating activities:		
Net income (loss)	$ (1,672,655)	$ (55,954)
Items not involving cash:		
Amortization	245,088	224,834
Option compensation expense	60,182	-
Future tax	23,993	(129,686)
Amortization of deferred charges	4,154	-
Services settled with issuance of shares	-	83,800
Cancellation of shares issued for services	(6,000)	(17,500)
Goodwill impairment	1,048,734	-
	(296,504)	105,494
Net change in non-cash working capital relating to operating balances (*note 20*)	208,482	(120,715)
	(88,022)	(15,221)
Cash flows from (used in) financing activities:		
Issuance of common shares (net of share issue costs)	936,229	209,917
Payments of convertible debenture	(60,000)	-
Proceeds from debenture	500,000	-
Payment of Deferred charges	-	(29,603)
Payments of capital leases	(49,900)	(24,080)
Proceeds from long-term debt (net of repayments)	447,800	(51,940)
	1,774,129	104,294
Cash flows from (used in) investing activities:		
Purchase of capital assets	(267,737)	(113,024)
Purchase of intangible assets	(20,167)	(22,800)
Business acquisition	(907,723)	-
	(1,195,627)	(135,824)
Increase (decrease) in cash and cash equivalents	490,480	(46,751)
Cash and cash equivalents, Beginning of Year	222,527	269,278
Cash and cash equivalents, End of Year	$ 713,007	$ 222,527
Cash and cash equivalents consist of:		
Cash (bank indebtedness)	$ (66,342)	$ (71,896)
Cash held in trust	126,023	-
Short-term investments	653,326	294,423
	$ 713,007	$ 222,527

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

International Health Partners Inc. (the "Corporation") is incorporated under the Business Corporations Act (Alberta). The Corporation acts as a dental and medical practice management company through which it acquires operating dental and medical assets, employs non-professional personnel and enters into service agreements with dental and medical practitioners.

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in compliance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

2. FUTURE OPERATIONS

The consolidated financial statements are prepared on a basis appropriate for a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. At June 30, 2004, the Corporation has a working capital deficiency and has incurred operating losses. The Corporation's ability to continue as a going concern is dependent upon achieving profitable operations and obtaining financing to meet its obligations. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of certain assets and liabilities and the reported revenue and expenses.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements include the accounts of International Health Partners Inc. and of all subsidiary companies and comply with Canadian generally accepted accounting principles.

(b) Short-term investments

Short-term investments are valued at the lower of cost or quoted market value (market value: 2004 - $653,326; 2003 - $294,423).

(c) Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets at the following annual rates. Capital assets under lease are amortized at the same rates.

Asset	Basis	Rate
Office furniture and fixtures	Declining balance	20%
Dental and medical equipment	Declining balance	20%
Computer equipment and software	Declining balance	30%
Leasehold improvements	Straight-line	10 years

NOTES TO FINANCIAL STATEMENTS cont'd

(d) Intangible assets

Intangible assets are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets as follows:

Asset	Basis	Rate
Facilities management agreement	Straight-line	10 years
License agreement	Straight-line	42 months

(e) Goodwill

Goodwill is recorded at cost less accumulated amortization. Goodwill has not been amortized subsequent to June 30, 2001 in accordance with Canadian generally accepted accounting principles. Management reviews the valuation of goodwill on an ongoing basis, taking into consideration any events or circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary based on the expected cash flows.

(f) Deferred charges

Deferred charges relate to lease premium payments. The charges are amortized on a straight-line basis over the remaining terms of the leases.

(g) Revenue Recognition

The Corporation recognizes revenue for Dental and Medical services at the time the services are performed. For Management Fees, revenue is recognized at the time services are provided.

(h) Loss per share

Loss per Common Share is calculated using the weighted average number of Common Shares outstanding during the year. For the year ended June 30, 2004 the weighted average number of Common Shares outstanding was 13,245,530 (2003 – 9,729,888). The diluted weighted average number of Common Shares outstanding was 13,517,740 (2003 – 9,778,888).

(i) Income taxes

The Corporation follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(j) Stock-based compensation

Effective July 1, 2003, the Corporation adopted the recommendations of the CICA Handbook Section 3870, stock-based compensation and other stock-based payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This section requires that awards of stock be measured at fair value at each reporting date, with changes in fair value reported in the statements of Consolidated Operations and Deficit and Balance Sheet, using the fair value method for stock-based compensation awards. The Corporation uses the Black-Scholes model for option valuation.

The Corporation records compensation expense and contributed surplus based on fair value when options are granted to employees, directors and officers. The Corporation records share issuance costs and contributed surplus based on fair value when options are granted to brokers. Consideration paid on the exercise of stock options is credited to common shares and no compensation expenses or share issuance costs are recognized when stock options are exercised or stock is issued. Any modifications to the options are revalued based on the fair value at that time.

4. CHANGE IN ACCOUNTING POLICIES

Effective July 1, 2003, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock options on a prospective basis. The recommendations require that all stock options issued, be measured and recognized using a fair value based method. The fair value of these stock options issued by the company are recorded as contributed surplus equity and option compensation expense. Options that are subsequently exercised and settled for cash are then recorded by replacing the contributed surplus with common share equity at the exercise price. This disclosure is provided for stock option grants after June 30, 2003, but not for any grants on that date or prior to that date.

5. BUSINESS ACQUISITIONS

(a) BrightSmile Dental Centre ("Airdrie")

The clinic is located in Airdrie, Alberta, and began operating as BrightSmile Dental Centre on September 1, 2003.

On September 28, 2003, the Corporation executed a lease with S. Rajpal Professional Corporation ("SRPC") to lease certain dental assets to be used at a location formerly known as Village Square Dental Group, effective September 1, 2003. The Corporation undertook responsibility for all operations effective September 1, 2003 including revenue receipts, operating expenses and wages, supplier payments, cash receipts and disbursements through the utilization of Corporate banking, staff and office facilities.

Results from September, 2003 through to June 30, 2004, for this clinic have been included and consolidated in the results of the Corporation for the year ended June 30, 2004.

In January 2004, a purchase agreement was executed with S. Rajpal Professional Corporation to purchase the shares of this corporation for $956,010. Acquisition costs of $26,713 were capitalized as part of this transaction for a total cost of $982,723. The purchase method was used to account for this acquisition.

Details of the aggregate consideration given and the fair values acquired are as follows:

Consideration:

	Airdrie
Cash	$ 881,010
Issuance of share capital	75,000
Acquisition costs	26,713
	$ 982,723

Net Assets acquired:

	Airdrie
Capital assets	55,779
Goodwill	926,944
	$ 982,723

NOTES TO FINANCIAL STATEMENTS cont'd

6. CAPITAL ASSETS

During the year ended June 30, 2004, the Corporation acquired capital assets, through capital lease obligations, in the amount of $162,557 (2003 - $34,493).

			2004
	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 78,300	$ 61,471	$ 16,828
Computer equipment under capital lease	160,914	61,196	99,719
Office furniture and fixtures	68,175	31,602	36,573
Office furniture and fixtures under capital lease	65,660	17,021	48,639
Medical and dental equipment	329,951	217,908	112,043
Medical and dental equipment under capital lease	572,288	237,800	334,488
Leasehold improvements	546,030	215,125	330,905
Leasehold improvements under capital lease	296,548	82,867	213,681
	$2,117,866	$ 924,990	$1,192,876

			2003
	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 60,392	$ 35,225	$ 25,167
Computer equipment under capital lease	85,857	50,077	35,780
Office furniture and fixtures	49,933	17,473	32,460
Office furniture and fixtures under capital lease	38,858	13,597	25,261
Medical and dental equipment	289,387	130,688	158,699
Medical and dental equipment under capital lease	517,029	233,491	283,538
Leasehold improvements	469,296	133,217	336,079
Leasehold improvements under capital lease	291,109	82,636	208,473
	$ 1,801,861	$ 696,404	$ 1,105,457

7. INTANGIBLE ASSETS

			2004
	Cost	Accumulated amortization	Net book value
License agreement	$ 24,598	$ 10,638	$ 13,960
Facilities management agreement	27,869	2,787	25,082
	$ 52,467	$ 13,425	$ 39,042

			2003
	Cost	Accumulated amortization	Net book value
License agreement	$ 9,500	$ 4,434	$ 5,066
Facilities management agreement	22,800	-	22,800
	$ 32,300	$ 4,434	$ 27,866

8. DEFERRED CHARGES

	2004	2003
Cost	$ 33,367	$ 33,367
Accumulated amortization	(7,918)	(3,764)
	$ 25,449	$ 29,603

9. GOODWILL

	2004	2003
Cost	$1,422,629	$ 495,686
Goodwill impairment	(1,048,734)	-
Accumulated amortization	(43,681)	(43,681)
	$ 330,214	$ 452,005

(a) AE Dental Northgate

The Corporation wrote down the goodwill originally acquired for the AE Dental (Northgate) clinic acquisition. Clinic operations did not result in anticipated profitability as originally expected. The amount of goodwill impairment recorded by the Corporation for the clinic is $121,790.

(b) BrightSmile Dental Centre Airdrie

The Corporation wrote down all the goodwill originally acquired for the BrightSmile Dental Centre Airdrie acquisition. Clinic operations did not result in anticipated profitability as originally expected. The amount of goodwill impairment recorded by the Corporation for this clinic is $926,944.

10. BANK INDEBTEDNESS

	2004	2003
Revolving line of credit	$ 66,342	$ 71,896

Revolving lines of credit are available to the Corporation up to a maximum of $240,000 (2003 - $180,000). The loans are repayable on demand and bear interest at prime plus 1.25% per annum. General security agreements and general assignments of book debts secure the loans.

11. OTHER ACCOUNTS PAYABLE

	2004	2003
Deferred purchase consideration (note 5)	$ 126,023	$ -

Funds held in trust, Airdrie purchase, to be released once certain performance measurements are met.

NOTES TO FINANCIAL STATEMENTS cont'd

12. DEFERRED REVENUE

Deferred revenue consists of funds received in advance from the Graduate Students Association of the University of Alberta for dental services provided subsequent to June 30, 2004, plus services booked in advance from patients for orthodontic services to be delivered and paid for subsequent to June 30, 2004.

	2004	2003
Graduate Students Association of the University of Alberta	$ 181,378	$ 154,423
Orthodontic Services	73,417	-
	$ 254,795	$ 154,423

13. LONG-TERM DEBT

(a) Bank Loan

The bank loan is secured by government guarantees and other non-corporate security.

	2004	2003
Bank loan, repayable in monthly installments of $2,870 plus interest at bank prime plus 2.25%, due March 2004	$ -	$ 28,207
Bank loan, commenced in August 2003, repayable in monthly installments of $1,546.98 plus interest at bank prime plus 2.50%, due August 2009	77,350	-
	77,350	28,207
Less current portion	18,564	28,207
	$ 58,786	$ -

(b) Debenture

The Corporation negotiated a private placement of a $500,000 Debenture with an arm's length purchaser. The Debenture will mature in January 2009, five years after closing and will pay interest at 12% per annum. The debenture is secured by a General Security Agreement over the Airdrie clinic. The first two years are interest payments only of $5,000 per month; the last three years' payments will include principal and interest of $11,122 with a balloon payment at the end of the fifth year of $236,274. The Debenture commenced January 23, 2004. The Debenture holder will receive up to a maximum of 71,428 share purchase warrants with an exercise price of $0.20 each and an expiry twenty-four months after closing.

	2004	2003
Repayable in monthly interest only payments of $5,000 for years one and two. Followed by three years interest and principal payments of $11,122 with a balloon payment at the end of year 5 of $236,274.	$ 500,000	$ -
	500,000	-
Less current portion	0	-
	$ 500,000	$ -

NOTES TO FINANCIAL STATEMENTS cont'd

(c) Long Term Loan

The Corporation negotiated a loan of $400,000 with an arms length Leasing Company. The loan commenced October 15, 2003. The loan has a term of 84 months and is due September 1, 2010. The first three months are no interest, no principal; the next three months are interest only at $2,653.81. The remaining 78 payments include interest and principal at $6,669.90 per month. The effective annual rate of the loan is 8.117%. The loan is secured by a promissory note.

	2004	2003
Total loan payable to September 1, 2010	$ 398,657	$ -
Less current portion	50,615	-
	$ 348,042	
Total Long-Term Debt	$ 906,828	$ -

Principal repayments over the next five years are as follows:

Year	Total
2005	$ 69,179
2006	73,287
2007	77,729
2008	82,532
2009 and subsequent	673,280
	$ 976,007

14. CAPITAL LEASE OBLIGATIONS

	2004	2003
Capital leases, repayable in monthly installments of $6,952 including interest at 7.5%, due July 2009	$ 363,029	$ 417,011
Capital lease, repayable in monthly installments of $2,400 including interest at 8.75%, due May 2005	45,391	69,077
Capital lease, repayable in monthly installments of $1,138 including interest at 6.85%, due July 2009	58,477	67,778
Capital lease, repayable in monthly installments of $2,767 including interest at 7.5%, due October 2009	150,167	171,245
Capital lease, repayable in monthly installments of $614 including interest at 9.9%, due November 2006	15,785	21,295
Capital lease, repayable in monthly installments of $1,961 including interest at 6.85%, due July 2009	100,742	116,762
Capital lease, repayable in monthly installments of $416 including interest at 7.5%, due July 2009	21,747	24,981

	2004	2003
Capital lease, repayable in monthly installments of $360 including interest at 7.5%, due July 2006	8,573	12,105
Capital lease, repayable in monthly installments of $158 including interest at 12.25%, due June 2008	5,449	6,844
Capital lease, repayable in monthly installments of $48 including interest at 11.42%, due May 2009	2,155	-
Capital lease, repayable in monthly installments of $151 including interest at 17.24%, due March 2008	5,141	-
Capital lease, repayable in monthly installments of $965 including interest at 10.48%, due September 2008	40,214	-
Capital lease, repayable in monthly installments of $134 including interest at 9.13%, due August 2008	5,660	-
Capital lease, repayable in monthly installments of $159 including interest at 6.64%, due February 2008	5,007	-
Capital lease, repayable in monthly installments of $462 including interest at 9.354%, due January 2009	22,466	-
Capital lease, repayable in monthly installments of $178 including interest at 16.39%, due July 2009	7,195	-
Principal amount	857,198	907,098
Less: current portion	184,802	201,196
	$ 672,396	$ 705,902

Future minimum lease payments, including implicit interest, are as follows:

Year	Total
2005	$ 245,877
2006	197,693
2007	191,233
2008	184,499
2009 and subsequent	213,283
	$ 1,032,585
Less: amount representing interest at various rates	175,387
	$ 857,198

15. CONVERTIBLE DEBENTURE

(a) Convertible Debenture

A convertible debenture in the amount of $nil (2003 - $60,000) was issued June 14, 2002 and bears interest at the rate of 6% per annum. Principle and interest were paid in full September 14, 2003. The debenture was secured by way of a fixed and floating charge over the Corporation's present and after acquired assets. The security is subordinated to the prior payment in full of all senior indebtedness. The conversion price was $0.25 per Common Share. The holder had the right to convert any or all of the principle amount at any time until the debenture is fully repaid, redeemed, purchased by the Corporation or cancelled. The debenture was redeemable, in its entirety, but not partially, at any time prior to maturity, at the option of the Corporation. The debenture was not converted into shares.

NOTES TO FINANCIAL STATEMENTS cont'd

16. SHARE CAPITAL

(a) Authorized:

Unlimited number of Common Shares

Unlimited number of Preferred Shares issuable in series

(b) Common shares issued:

	Number of shares	Amount
Balance, June 30, 2002	8,424,774	$ 1,684,290
Issued for cash on private placements	3,000,000	300,000
Issued on business acquisitions	150,000	15,000
Issued for purchase of capital assets	150,000	15,000
Issued for services	308,333	37,000
Cancelled	(100,000)	(17,500)
Share issue costs	-	(73,282)
Balance, June 30, 2003	11,933,107	$1,960,508

	Number of shares	Amount
Balance, June 30, 2003	11,933,107	$1,960,508
Cancelled	(50,000)	(6,000)
Issued on exercise of options	40,500	4,050
Issued on exercise of warrants	360,000	90,000
Issued on business acquisitions (note 5)	375,000	75,000
Issued for cash on private placements	3,333,500	1,000,050
Share issue costs	-	(305,213)
Balance, June 30, 2004	15,992,107	$2,818,395

(c) Stock options:

The following options to purchase common shares have been granted to directors, officers and employees. Options expire five years from the time of grant and can be exercised any time prior to expiry. At the time of grant, the exercise price is equal to the market price.

	June 30, 2004		June 30, 2003	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	805,000	$0.17	513,500	$0.21
Granted	956,350	$0.27	299,000	$0.10
Exercised	(40,500)	$0.10	-	-
Cancelled	(47,500)	$0.17	(7,500)	$0.12
Outstanding, end of year	1,673,350	$0.23	805,000	$0.17

NOTES TO FINANCIAL STATEMENTS cont'd

The following summarizes information about the stock options outstanding at June 30, 2004. All of these options are currently exercisable.

Range of exercise prices	# of Shares outstanding at June 30, 2004	Weighted average life (years)	Weighted average exercise price
$0.25	166,200	0.27	$0.25
$0.36	39,200	0.71	$0.36
$0.30	333,350	1.72	$0.30
$0.16	283,100	2.33	$0.16
$0.15	120,000	3.04	$0.15
$0.10	238,500	3.18	$0.10
$0.30	290,000	3.53	$0.30
$0.24	203,000	4.52	$0.24
$0.10 - $0.36	1,673,350	2.60	$0.23

(d) Stock based compensation:

The Corporation used fair value method of accounting for stock-based compensation. The Corporation's net loss and loss per share are effected by the stock based compensation as per the amounts indicated below:

	Net loss	Loss per share basic	Loss per share diluted
As reported	$ (1,672,655)	$ (0.13)	$ (0.12)
Stock base compensation	$ (60,182)	$ (0.00)	$ (0.00)
Net loss before stock base compensation	$ (1,612,472)	$ (0.12)	$ (0.12)

The fair value of each option granted is determined on the date of the grant using Black-Scholes option pricing model per the information indicated below.

Other inherent assumptions are no dividends to be paid.

	Number of Options	Date of Grant	Expected Volatility	Exercise Price	Risk Free Rate	Expected Life (Years)	Value
	120,000	July 16, 2003	159%	$0.15	3.80%	5	$ 16,763
	203,000	Jan. 6, 2004	159%	$0.24	3.92%	5	$ 43,420
	290,000	Jan. 9, 2004	159%	$0.30	3.80%	5	$ 67,035
	333,350	Mar. 8, 2004	159%	$0.30	2.25%	2	$ 80,306
Total	946,350						$ 207,524

Stock based compensation for 2004 totaled $207,524, which was recorded on the balance sheet as contributed surplus. Of that $60,182 was for directors, officers and employees. The Corporation recorded this as a general and administrative expense. The remainder $147,342 represented compensation for brokers and as such the Corporation recorded this amount as share issue costs.

(e) Warrants:

The following warrants to purchase one common share per warrant have been issued to outsiders and investors of the Corporation. Warrants expire within two years from the time of issue and can be exercised at any time prior to expiry. At the time of the issue, the exercise price is equal to the market price.

	June 30, 2004		June 30, 2003	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	700,000	$0.30	2,024,500	$0.23
Issued	71,428	$0.20	-	-
Expired	(700,000)	$0.30	(1,324,500)	$0.25
Outstanding, end of year	71,428	$0.20	700,000	$0.30

The following summarizes information about warrants outstanding at June 30, 2004. All of these warrants are currently exercisable.

Exercise price	Number outstanding at June 30, 2004	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$0.20	71,428	1.57	$0.20

17. INCOME TAX

The income tax expense differs from the amount which would be obtained by applying the expected Canadian income tax rates as follows:

	2004	2003
Loss before income tax	$ (1,648,662)	$ (185,640)
Corporate income tax rate	35.37%	38.00%
Expected future income tax	(583,132)	(70,543)
Resulting from:		
Amortization	86,300	85,437
Capital cost allowance	(34,906)	(45,378)
Benefits of capital assets not previously recognized	2,054	(68,486)
Impairment of goodwill	370,937	-
Other items	(33,204)	(15,930)
Benefits of loss carry-forwards not previously recognized	-	(18,431)
Benefits of loss carry-forwards utilized	(16,370)	-
Loss for which no benefit has been recognized	232,314	3,645
Income tax expense (recovery)	$ 23,993	$ (129,686)

The Corporation and its wholly owned subsidiaries have the following deductions available for use against future years' income:

		Maximum Rate of Claim
Undepreciated capital assets	$ 1,469,314	20 – 100%
Eligible capital expenditures	$ 250,547	7%
Share issue costs	$ 176,940	20%
Deferred finance charges	$ 20,021	20%

The Corporation has incurred non-capital losses for income tax purposes of approximately $1,902,056 as at June 30, 2004; the related benefit of these losses has been partially recorded in these financial statements as the Corporation is unable to ascertain whether it is more likely than not that all of these losses will be utilized in future periods. For this reason, a valuation allowance of $1,833,638 for non-

NOTES TO FINANCIAL STATEMENTS cont'd

capital losses has been incorporated for which no future recovery has been recorded. Unless sufficient taxable income is earned, these losses will expire as follows:

2005	$ 100,174
2006	109,875
2007	357,363
2008	535,322
2009	110,923
2010	92,269
2011	596,130
	$ 1,902,056

Reconciliation of the Corporation's Income tax rate is as follows:

Federal income tax rate	32.00 %
Federal abatement	(10.00)%
Surtax	1.12 %
Provincial income tax rate	12.25 %
Combined federal and provincial income tax rate	35.37%

18. SEGMENTED INFORMATION

The Corporation carries on the business of dental and medical practice management in one operating segment primarily in Western Canada.

19. FINANCIAL INSTRUMENTS

The Corporation's financial instruments included in the balance sheet are comprised of cash, short-term investments, accounts receivable, prepaid expenses and deposits, bank indebtedness, accounts payable and accrued liabilities, other accounts payable, deferred revenue, long-term debt and capital lease obligations.

(a) Fair values

The fair values of the Corporation's financial instruments do not differ significantly from their carrying values.

(b) Credit risk

The Corporation's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

(c) Interest rate risk

The Corporation is also exposed to interest rate cash flow risk to the extent that the term deposits, bank indebtedness, bank loan, capital lease obligations and short term investments are at floating interest rates.

20. CHANGE IN NON-CASH OPERATING ACCOUNTS

	2004	2003
Accounts receivable	$ (206,638)	$ (52,088)
Inventory	-	39,338
Prepaid expenses and deposits	(88,431)	(3,655)
Accounts payable and accrued liabilities	277,156	(120,575)
Other accounts payable	126,023	-
Deferred revenue	100,372	16,265
	$ 208,482	$ (120,715)

21. COMMITMENTS

The Corporation has operating lease commitments for clinic premises and equipment rental. Future payments pursuant to these commitments are as follows:

2005	$ 433,160
2006	350,564
2007	261,719
2008	403,129
2009	142,625
	$ 1,591,197

Renewal dates for premise leasing range from August 2005 to September 2009 and are reflected in the above totals. Equipment rental is comprised of postage meters and photocopy equipment and is renewed on a yearly basis.

22. SUBSEQUENT EVENTS

(a) The University Health Centre
On September 23, 2004 the Corporation announced that the University of Calgary and International Health Partners Inc. have resolved all matters between them. The Corporation's operation of the University Health Centre ceased as of April 30, 2004.

(b) Apple Wellness Centre
On September 27, 2004, the Corporation announced that it will not be proceeding with a previously announced September 2nd, 2003 letter of agreement with Dr. Sanjay Rajpal, of Airdrie, Alberta, to develop a full service family health and wellness centre.

(c) Stock Option Expiration
On September 30, 2004, 10,000 stock options expired without being exercised at an exercise price of $0.15.

On September 30, 2004, 5,000 Stock Options expired without being exercised at an exercise price of $0.24.

On October 6, 2004, 166,200 stock options expired without being exercised at an exercise price of $0.25.

(d) Graduate Student's Association ("GSA") – University of Alberta
As of October 14, 2004, the GSA – University of Alberta dental contract will expire.

(e) BrightSmile Dental Centre Airdrie
On October 22, 2004, the Corporation announced that it commenced discussions to sell the dental clinic located in Airdrie, Alberta, to Dr. S. Rajpal.

CORPORATE INFORMATION

BOARD OF DIRECTORS

David B. McQuaig
President & CEO
International Health Partners Inc.

Randy Dawson
President of Alberta Spirits, Inc.

Paul A. Grehan
Principal Serious Business Solutions

Dr. Nathaniel Podilsky
President of DentaCare

Robert Syverson
President of Crown Consulting, LLC

H. Steve Walton
Managing Director, Cypress Capital

OFFICERS

David B. McQuaig
President and CEO

Brian Lamb, CMA
Chief Financial Officer

Randy Dawson
Secretary

LEGAL COUNSEL

Phillips & Sevalrud LLP
Calgary, Alberta

BANKER

Bank of Montreal
Calgary, Alberta

AUDITORS

Buchanan Barry LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

TSX Venture Exchange
Trading Symbol: "IHP"

TRANSFER SERVICES

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

HEAD OFFICE
Suite 1010, 1520 – 4th Street S.W.
Calgary, Alberta, Canada
T2R 1H5

Phone (403) 264-7664
Fax (403) 264-7640

www.ihp.ca

File No. 82-4868

INTERNATIONAL HEALTH PARTNERS INC.

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, DECEMBER 9, 2004

To the Shareholders:

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the holders of common shares (the "Shareholders") of INTERNATIONAL HEALTH PARTNERS INC. (the "Corporation") will be held at the Conference Centre Bow Valley Square, Northcote Room, 3rd Floor Bow Valley Square, 205 – 5th Avenue S.W., Calgary, Alberta, on Thursday, December 9, 2004, at 2:00 p.m., for the following purposes:

1. To receive and consider the financial statements of the Corporation for the year ended June 30, 2004, and the auditors' report thereon.
2. To fix the number of directors for the ensuing 12 month period at six (6).
3. To appoint auditors and to authorize the directors to fix their remuneration.
3. To consider and, if thought appropriate, pass an ordinary resolution to approve certain amendments to the stock option plan of the Corporation.
4. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice of Meeting.

Shareholders of the Corporation who are unable to attend the meeting in person are requested to date and sign the enclosed form of proxy and to mail it to or deposit it with the Corporation's Agent, GLOBAL Corporate Compliance Inc., 602, 304 – 8th Avenue A.W., Calgary, Alberta T2P 1C2. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the meeting or any adjournment thereof.

The Board of Directors of the Corporation has fixed the **Record Date** for the Meeting, the close of business on **November 9, 2004.** Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting, unless such shareholder transfers shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than the close of business on the date ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta, this 9th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

David B. McQuaig
President and Chief Executive Officer

INTERNATIONAL HEALTH PARTNERS INC.

(the "Corporation")

MANAGEMENT INFORMATION CIRCULAR

for the Annual and Special Meeting
to be held on December 9, 2004

Dated November 9, 2004

PROXIES

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies for use at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held on December 9, 2004, at 2:00 p.m. (Calgary time), at the Conference Centre Bow Valley Square, Northcote Room, 3rd Floor Bow Valley Square, 205 – 5th Avenue S.W., Calgary, Alberta, and at any adjournment. Forms of proxy must be deposited with GLOBAL Corporate Compliance Inc., Suite 602, 304 - 8th Avenue S.W., Calgary, Alberta T2P 1C2, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. Only holders of common shares (the "shareholders") of record at the close of business on November 9, 2004 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of the shareholders.

The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the Corporation.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the Meeting. To exercise this right you should insert the name of your representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Voting of Common Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to you if you do not hold your shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name. Such shares will likely be registered under the name of your broker. Shares held by your broker can only be voted upon your instructions. Without specific instructions, your broker is prohibited from voting your shares.

Applicable regulatory policy required your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications ("ADP").

ADP mails a Voting Information Form ("VIF") instead of the form of proxy. You are asked to complete and return the VIF to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. If you receive a VIF from ADP it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to ADP in advance of the Meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you attend personally at the Meeting, you may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective, the instrument in writing must be deposited either at the Corporation's head office, or with GLOBAL Corporate Compliance, at any time up to and including the last business day before the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

Persons Making Solicitations

This solicitation is made on behalf of the management of the Corporation. The Corporation will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicitated by personal interviews, or by other means of communication, by the directors, officers and employees, who will not be remunerated for their services.

Exercise of Discretion by Proxy

Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favor of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments of the matters specified in the proxy and with respect to any other matters, which may properly be brought before the Meeting, or any adjournment. At the time of printing of this management information circular, management is not aware of any amendments.

Request for Financial Statements

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format. Registered shareholders must also provide written instructions in order to receive the financial statements.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue an unlimited number of common shares. As at November 9, 2004, there were 15,992,107 common shares issued and outstanding. As a shareholder, you are entitled to one vote for each share you own. A quorum for the transaction of business at the Meeting is one shareholder or duly appointed proxy holder and holding or representing by proxy, not less than 5% of the issued shares.

To the knowledge of the Corporation, as at November 9, 2004 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the shares.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

It is proposed that six (6) directors be elected, to hold office until the next annual meeting or until successors are elected or appointed. There are currently six directors in office. Mr. Randall Dawson will retire effective December 9, 2004 and Mr. Kevin Blanchette has been named as a new nominee for election.

In the event that a vacancy occurs because of death or for any reason prior to the Meeting, the proxy shall not be voted with respect to the filling of the vacancy.

Name and Residence	Principal Occupation During the Past Five Years	Director Since	Common Shares Beneficially Owned or Controlled(1)
David B. McQuaig (1) Calgary, Alberta	President and CEO of the Corporation since September 2002. Prior to September 2002, President, Director and Chief Financial Officer of the Corporation since 1997.	1997	1,116,000
H. Steven Walton (1) Cypress, Texas	Managing Director of Cypress Capital, a Texas private investment company. Previously senior officer of Apple Orthodontix, a publicly traded healthcare practice management company. Mr. Walton currently serves as a director of White Horse Interactive, LLC., Logisco, Inc. and Clearsail, Inc.	1998	Nil
Robert J. Syverson Coronado, California	President of Crown Consulting, LLC, founded in 1998. President and CFO of Uniloc, Inc., from June 2000 to April 2002. COO for Roncone International, a division of Orthodontic Centres of America, from October 1998 to June 2000.	1998	Nil
Dr. Nathaniel Podilsky(2) Edmonton, Alberta	Dentist. Dr. Podilsky owns and operates two dental practices in Edmonton, Alberta, for the past 15 years.	2001	585,000(3)
Paul A. Grehan, Burnaby, British Columbia	Founder and Principal of Serious Business Solutions, since August 2001. Co-Founder and Director of M-chem Industries Corp., from Jan. 1998 to July 2001. Interim "Change Over" President of Marine BioProducts Ltd., from November 1999 to August 2000. Executive VP, President and Director of Savolite Corporation, from September 1994 to December 1997.	2003	240,000
Kevin Blanchette, Calgary, Alberta	Chief Operations Officer of the Corporation since October 2004. Prior to October 2004, Project Manager for the Corporation since 2003. Founder and CEO of Worksmart Inc. Consulting since 2000. Senior Operations Manager in Alberta Government Services from 1992 to 2002.	2004	Nil

Notes:

(1) Member of the Audit Committee; Mr. McQuaig is serving as Ex Officio Member.
(2) Member of the Compensation Committee.
(3) Includes shares held by DentaCare Inc., a company controlled by Dr. Nathaniel Podilsky.

The information as to shares beneficially owned has been furnished by the respective directors.

Appointment of Auditors

Management is nominating the firm of Buchanan Barry, LLP, Chartered Accountants, Calgary, Alberta, as auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration. Buchanan Barry LLP has been the Corporation's auditors since April 2002.

Approval of Stock Option Plan

The TSX Venture Exchange(the "Exchange") required Issuers to obtain shareholder approval annually of a 10% rolling stock option plan (the "Plan"). Shareholders approved the current Plan at the Meeting held December 3, 2003 and are being requested to approve the same form of Plan. The Corporation currently has 15,992,107 common shares outstanding which means that 1,599,210 common shares could be reserved for the exercise of stock options. As of the date of this circular, November 9, 2004, there are 868,800 common shares reserved for the exercise of stock options and 730,410 options outstanding.

The aggregate number of common shares issuable upon the exercise of options granted under the Plan at any time may not exceed 10% of the total number of issued and outstanding common shares and the aggregate number of common shares issuable to any one officer, director or full time employee may not exceed 5% of the total number of issued and outstanding common shares. The period during which an option granted under the Plan is exercisable, may not exceed five years from the date such option is granted. The price at which common shares may be acquired upon the exercise of an option may not be less than the price permitted under the rules of any stock exchange on which the common shares are listed.

Subject to the foregoing restrictions, and certain other restrictions set forth in the plan, the board of directors is authorized to provide for the granting of options and the exercise and method of exercise of options granted under the Plan. Options granted under the Plan are non-assignable. Options are subject to early termination in the event of the death of a participant or in the event a participant ceases to be an officer, director, employee or consultant.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested Shareholders.

The Plan has served as an integral component of the Corporation's compensation system. The Board of Directors recommends that the shareholders vote in favor of the Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following compensation information relates to amounts paid to our Named Executive Officers. None of the other executive officers received a salary and bonus exceeding, in the aggregate, $150,000 during the year ended June 30, 2004.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	All other Compensation ($)
David B. McQuaig, President and CEO	2004	97,000	Nil	Nil	244,000	25,000
	2003	84,766	Nil	Nil	212,500	12,500
	2002	82,000	Nil	Nil	172,500	10,000
Brian Lamb Chief Financial Officer	2004	Nil	Nil	32,761	0	Nil
	2003	Nil	Nil	31,428	75,000	Nil

Long-term Incentive Plan Awards

The Company does not have a long-term incentive plan for its Directors or Officers.

Option Grants

There were 31,500 options to purchase shares at $0.24 per share granted to David B. McQuaig, President and CEO during the year ended June 30, 2004, with an expiry date of January 5, 2009.

Option Exercises

The following table provides information for options exercises by the Named Executive Officers during the year ended June 30, 2004 and their option positions as at June 30, 2004.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options as at June 30, 2004 (#)		Value of In-the-money Options (1) (2) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
David McQuaig	Nil	Nil	208,300	35,700	$6,566	$8,072
Brian Lamb	Nil	Nil	75,000	nil	$6,000	Nil

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the common shares on the TSX Venture Exchange on June 30, 2004 that was $0.18 per share.

(2) "In the Money" means that the market value of the common shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

The Corporation does not currently pay compensation to non-management directors nor are they paid for attendance at board meetings. The directors are reimbursed for expenses occurred in carrying out their duties as directors and are granted stock options.

Employment Contracts and Termination of Employment Arrangements

The Corporation does have a written employment agreement with the below Named Executive Officer. Certain terms of this agreement is laid out in the following table:

Name	Effective Term	Termination Clause	Benefits	Incentive/ Bonus Program	Common Share Option Plan
David McQuaig	March 1, 2004 to Feb. 28, 2006	Yes[(1)]	Yes(2)	No	Yes

Notes:

(1) The employment agreement provides for a termination payment of two years base salary and benefits in the events of termination without just cause.

(2) The Named Executive Officer participates in the Company's employee group benefits program that includes extended health and dental benefits and life & disability insurance.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan is the only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at November 9, 2004:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders	868,800	$0.17	730,410
Equity compensation plans not approved by security holders	Nil	Nil	Nil

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management is not aware of any indebtedness (other than routine indebtedness) outstanding by any of the directors, executive officers or any of their associates, or any guarantees, support, agreements, letters of credit or similar arrangements provided by the Corporation or any subsidiaries, to these individuals, at any time since the commencement of the last completed financial year.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual special meeting. If any other matter properly becomes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation's business is contained in the audited consolidated financial statements and all the continuous disclosure documents submitted to the Securities Commissions and Stock Exchange can be found on SEDAR at www.sedar.com. Shareholders may request a copy of the financial statements and management's discussion and analysis at Suite 1010, 1520 4th Street S.W., Calgary, Alberta, T2R 1H5; Phone (403) 264-7664; Fax (403) 264-7640; Email info@ihp.ca.

File No. 82-4868

INTERNATIONAL HEALTH PARTNERS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management discussion and analysis contains information concerning the Company's vision, business strategies, capabilities, comparative annual financial results and overview of Management's outlook for the Company and the industry as at November 9, 2004. The message to shareholders, operations review and financial statements, together with the accompanying note disclosures, also contains valuable information that supplements this discussion.

Overall Performance

Fiscal 2004 started out very promising for the Company. Early in the year, a strategic and sizeable acquisition was undertaken that was expected to result in ongoing and continual profitability for the Company. The acquisition was the Airdrie clinic. This was an implementation of a strategy of the Company that formed the basis for continued growth and expansion of the Dental and Medical Practice Management model. With that acquisition, shareholder value was expected to have increased, creating additional opportunity for continued expansion, financings and growth.

However, as a result of the Company's and Vendor's inability to work collectively under the various agreements executed between the parties, the Airdrie acquisition did not live up to its expectations. As a result, the Company has written down most of the acquisition in the Fourth Quarter and is pursuing remedies available to it under the Facilities Management Agreement related to the acquisition and other common law remedies available to the Company.

Significant efforts were undertaken by the Company and Vendor to negotiate and consummate various agreements associated with the Airdrie acquisition, which also involved the installation of a Dental Director. During the year and subsequent to, the relationship with the Vendor took significant resources and efforts on behalf of the Company both internally and with external service providers to decide issues, which appeared resolvable until very recently. Simultaneously, the resources available to manage the Company's other clinics suffered due to the focus and time commitment to assimilate the Airdrie clinic into normal operations. This resulted in reduced profitability for those other clinics.

Additional interest, legal, administrative and dental director costs were incurred during fiscal 2004 and subsequent to year end, directly related to assimilating the Airdrie acquisition into the operations of the Company, without the benefit of the anticipated profitability from the clinic acquired.

MD&A cont'd

These additional costs, the write-down of the Airdrie clinic goodwill, together with a dramatic reduction in the anticipated profits from this clinic, combined with reduced profitability from the Company's other clinics, resulted in a record loss for the Company.

Given the year did not yield the desired outcome as planned, the Company, its management and directors are now assessing its options for moving forward. These options include but are not limited to:

(i) Status quo
(ii) Combination with another entity
(iii) Sell existing clinics
(iv) Enter a new business line
(v) Recovery of written off-acquisition
(vi) Other

(i) Status quo involves producing enough profit and cash flow from existing operations to maintain and generate sustainable profitability for the Company. While not totally impossible, the economics of the business suggest that one large clinic is still necessary to accomplish this objective.

(ii) Combining with another entity may involve a reverse take-over, sale to another company, a merger or other options along this line. This could mean an outright buyout of the Company and/or an exchange of shares in another entity.

(iii) Selling existing clinics could result in a recovery of cash after paying and releasing the Company of all liabilities, debt instruments, guarantees and so forth.

(iv) In combination with one or more of the other options, the Company could enter into a new business line altogether or re-enter the market with a revitalized strategy for the existing market.

(v) Pursuing a fair recovery of the consideration paid for the Airdrie clinic involves negotiation under the Facilities Management Agreement and the other agreements executed with the Vendor. Additionally, the Company has common law remedies available to it under the same agreements that it will pursue in the event that negotiations fail to result in a satisfactory resolution for the Company.

(vi) Finally, there may be other options available to the Company that have not yet been revealed or pursued as management and directors consider the Company's future course of actions.

The Company is currently actively undertaking efforts to pursue all options and combinations thereof including:

(a) Maximizing billable services for all clinics;
(b) Minimizing idle labor during non-billable periods;
(c) Hiring an operations officer to oversee day-to-day operations;
(d) Undertaking sales, branding and marketing efforts;
(e) Discussion with a number of entities regarding merger and acquisition possibilities;
(f) Meeting with assorted entities regarding the sale and financing of disposition of its existing clinics;
(g) Continuing to negotiate a fair settlement for the recovery of the consideration paid for the Airdrie acquisition;
(h) Management is receptive to other options not already identified for consideration.

MD&A cont'd

Time is of the essence and as such, management will likely decide on a course of action by the end of the 2005 Second and Third Quarters.

Selected Annual Information

As at June 30	2004	2003	2002
Revenue	$ 7,966,239	$ 5,674,040	$ 4,886,364
Net After Tax Loss	$(1,672,655)(1)	$ (55,954)	$ (237,139)
Total Assets	$ 3,230,704	$ 2,502,051	$ 2,373,334
Long Term Debt	$ 906,828	-	$ 28,207
Earnings (loss) per share – Basic	$ (0.13)	$ (0.01)	$ (0.03)
Earnings (loss) per share – Diluted	$ (0.12)	$ (0.01)	$ (0.03)

Note:(1) Includes:	$ 1,048,734	Goodwill impairment
	60,182	Option Valuation Compensation
	$ 1,108,916	

Results of Operations

While the Company's growth in top line sales increased dramatically by over 40% over fiscal 2003, its cost structure also changed. This is due to a number of factors including:

(i) acquisition of new clinics;
(ii) expansion of medical facilities;
(iii) incurring new and incremental costs over 2003 including;
- investor relations
- legal
- marketing
- share compensation expense (new handbook requirement)
- dental director fees
- interest on debt and financings
- impairment of goodwill
- reduced profitability in clinic activity

While some items are one time, the following items can be anticipated to continue:

- medical facilities growth
- share compensation expense
- dental director fees
- interest on debt
- marketing

The items not expected to re-occur include:

- extra legal costs
- goodwill impairment
- investor relations
- reduced clinic productivity

MD&A cont'd

This new cost structure and the removal of the Airdrie acquisition from future operations requires the Company to pursue various options previously identified to move forward.

Summary of Quarterly Results

The following is selected financial information from previously published company financial statements for each of the most recent eight quarters. This information should be read in conjunction with the audited financial statements for the years ended June 30 and the financial statements and accompanying notes of each of those quarters.

Fiscal Year	**2004**				**2003**			
Quarter	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Ended	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002
Gross Revenue	3,006,842	1,349,727	2,188,160	1,421,510	1,511,268	1,460,361	1,350,538	1,351,873
Net Income (Loss) After Tax	(1,316,292)	(251,654)	3,390	(108,099)	1,931	15,394	(48,095)	(25,184)
EPS – Basic	(0.10)	(0.002)	0.00	(0.01)	(0.00)	0.00	(0.01)	0.00
EPS - Diluted	(0.10)	(0.001)	0.00	(0.01)	(0.00)	0.00	(0.01)	0.00

Liquidity

The Company has operating facilities with a chartered bank for each of its operating clinics. The total amount of operating bank facilities is $240,000. These facilities are all secured with a General Securities Agreement over the assets and general assignments of book debts secure the loans. the loans are repayable upon demand and bear interest at prime plus 1.25% per annum. At June 30, 2004, the Company was indebted to the bank for $66,342.

The Company, at June 30, 2004, is in a slight working capital deficiency. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and obtaining financing to meet its obligations.

The Company has experience with a number of financing instruments including, vendor take backs, operating banking facilities, vendor credit, lease financing, equity injections, long term loans, conventional and convertible debentures and shares for services.

The Company's ability to raise equity financing is a function of profitable operations, which affects share price and subsequently the attractiveness to potential investors. Similarly, profitable operations affect the Company's ability to acquire and adequately service other forms of financing.

Contractual Obligations	**Payments Due by Period**				
	Total $	Less than 1 year $	1 – 3 years $	4 – 5 years $	After 5 years $
Long Term Debt	976,007	69,179	233,548	572,256	101,024
Capital Lease Obligations	857,198	184,083	465,690	166,247	41,178
Operating Leases	1,591,197	433,160	1,015,412	142,625	
Total Contractual Obligations	3,424,402	686,422	1,714,650	881,128	142,202

MD&A cont'd

Future financings of any form are dependent upon the successful implementation of the options currently being considered by the Company.

Capital Resources

The Company has not entered into any commitments for capital expenditures as of the date of the financial statements or subsequent to as of November 9, 2004.

Off-Balance Sheet Arrangements

The only off balance sheet arrangements the Company has entered into are disclosed in the financial statements in Note 21, Commitments. These are primarily for rent and lease commitments for clinic and head office space. These are recorded as operating and general and administrative expenses for clinics and head office respectively.

These are normal course expenses and will and have been recorded as rent expense in the Company's financial statements. These expenses are in line and are reasonable compared to industry averages.

Transactions with Related Parties

The following are the related party relationships the Company has with insiders:

1. **Dr. Sanjay Rajpal**
   The vendor of the Airdrie clinic, Dr. Sanjay Rajpal, is the Company's dental director, a significant shareholder and optionee. All transactions between Dr. Rajpal and the Company have been recorded at fair market value.

2. **Dr. Nathaniel Podilsky**
   Dr. Nathaniel Podilsky is a director of the Company and holds shares and options in the Company. Dr. Podilsky has received shares in consideration for the sale of a clinic to the Company in the past.

3. **David McQuaig**
   The CEO of the Company, David McQuaig, owns and controls directly and beneficially shares and options in the Company.

4. **Brian Lamb**
   The CFO of the Company, Brian Lamb, owns and controls directly and beneficially shares and options in the Company.

5. **Paul Grehan**
   Mr. Grehan is a director of the Company and owns and controls directly and beneficially shares and options in the Company.

There are no current contractual arrangements with any of the above parties to provide them with any additional shares or options, however, management and the board of directors reserve the right to issue additional options pursuant to the Company's stock option plan to these individuals.

MD&A cont'd

Fourth Quarter

The Fourth Quarter contained non-regular events that affected the company including goodwill impairment. This was extra-ordinary, however, it is not disclosed as such, according to the CICA handbook requirements. The majority of this impairment relates to the write-down of the Airdrie clinic. Taxes are also determined for the company in the Fourth Quarter.

Proposed Transactions

The Company does not have any proposed transactions as of the date of this MD&A, however, it is pursuing a number of options that may result in one or more proposed transactions.

Critical Accounting Estimates

The Company has the following critical assumptions inherent in the recording of transactions:

(a) Dental Director Fees

As defined by the FMA (Facilities Management Agreement), the fees are determined by calculating 1% of net dental revenue (gross revenue less adjustments, refunds and NSF write downs). from July 1 to June 30, 2004.

(b) Doctors' Fees, Medical and Dental

Fees are calculated on revenue received from AHC, Insurance Companies and direct patient billings, at rates signed contractually. Accruals of fees are calculated for year-end purposes of matching revenue to expense incurred in the period.

(c) Prepaid Inventory

Physically counted at year-end and valued on most recent purchase price of supplies. Medical and dental clinics average a two-month supply of prepaid inventory based on historical performance.

(d) Share Valuation

These are addressed under changes to accounting policies in the MD&A.

(e) Deferred Revenue

Deferred revenue is prepaid services, i.e. orthodontic treatment plans that span long time frames, months or years. Current revenue is calculated from deferred as the services are performed. The doctors' fees are then calculated on this portion of current revenue as well.

Changes in Accounting Policies including Initial Adoption

There is one significant change in accounting policy adopted by the Company effective July 1, 2003. That was the adoption of the recommendations of the CICA Handbook Section 3870, Stock based compensation and other stock-based payments.

MD&A cont'd

The recommendations require that all stock options issued, be measured and recognized using a fair value based method. The Company uses the Black-Scholes model for option valuation. Any modifications to the options are revalued based on the fair value at that time.

For Fiscal 2004, the Company recognized the following in relation to Option Valuation:

Employees, Officers, Directors	$ 60,182	Recognized as General & Administrative Expense
Brokers	$ 147,342	Recognized as Share Issuance Cost
Total	$ 207,524	Recorded as Contributed Surplus in Equity

Financial Instruments and Other Instruments

The Corporation's financial instruments included in the balance sheet are comprised of cash, short-term investments, accounts receivable, prepaid expenses and deposits, bank indebtedness, accounts payable and accrued liabilities, other accounts payable, deferred revenue, long-term debt and capital lease obligations.

(a) Fair values

The fair values of the Corporation's financial instruments do not differ significantly from their carrying values.

(b) Credit risk

The Corporation's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

(c) Interest rate risk

The Corporation is also exposed to interest rate cash flow risk to the extent that the term deposits, bank indebtedness, bank loan and capital lease obligations are at floating interest rates.

(d) Option Valuation risk

The Corporation is also exposed to bank prime rate risk, market share price risk and share price volatility risk in the valuation of stock options. the greater the volatility in the Corporation's share price, the greater the valuation of stock options. Interest rate changes affect the variability of the option values very minimally.

Other MD&A

This MD&A contains forward-looking information and readers are cautioned that actual results may differ materially from this information due to factors within and without the Company's control.

The Selected Financial Information and the MD&A with the Results of Operations should be read in conjunction with the attached consolidated financial statements and related notes for the year ended June 30, 2004.

Additional information about International Health Partners Inc. can be found on SEDAR at www.sedar.com. Further, readers are encouraged to visit the Corporation's web site at www.ihp.ca

INTERNATIONAL HEALTH PARTNERS INC.

FORM OF PROXY

For the Annual and Special Meeting of Shareholders
To be held on December 9, 2004

The undersigned shareholder of International Health Partners Inc. (the "Corporation") hereby appoints David B. McQuaig, President and Chief Executive Officer of the Corporation, or, failing him, Dr. Nathaniel Podilsky, Director of the Corporation, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting"), to be held on **December 9, 2004,** at 2:00 p.m., and at any adjournment or adjournments thereof, and on every ballot that may take place to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this proxy in the following manner:

1. To fix the number of directors for the ensuing 12 month period at six (6) members.

   For [ ]   **Against** [ ]

2. The election of directors for the ensuing 12-month period of the nominees as a group named in the management information circular accompanying this instrument of proxy.

   For [ ]   **Withhold From Voting** [ ]

3. The appointment of Buchanan Barry, LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the directors.

   For [ ]   **Withhold From Voting** [ ]

4. To approve the stock option plan of the Corporation.

   For [ ]   **Against** [ ]

5. At the discretion of the proxy holder, upon any amendments of the above matters or any other matter that may be properly brought before the Meeting or any adjournment, in the proxy holder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOR OF THE ABOVE MATTERS.

EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned hereby revokes any proxies heretofore given.

DATED this ____________day of ______________, 2004.

____

(Signature) (If signature is on behalf of a body corporate, please indicate signatory's capacity).

____

Name of Shareholder (Please Print)

____

Number of Shares Voted

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. **This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the Corporation, c/o GLOBAL Corporate Compliance Inc., 602, 304 – 8th Avenue S.W., Calgary, Alberta T2P 1C2 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting, or any adjournment thereof.**
5. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting provided, however, the Chairman of the Meeting may at his discretion accept proxies received after this time up to and including the time of the Meeting, or any adjournment thereof.

File No. 82-4868

PRESS *Release*

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: October 22, 2004
Close: October 22, 2004 - $0.08

Trading Symbol: TSX-V: IHP
Shares Outstanding: 15,992,108
Press Release #04-10

INTERNATIONAL HEALTH PARTNERS INC.
COMMENCES NEGOTIATIONS TO SELL AIRDRIE CLINIC

International Health Partners Inc. ("IHP") announces that it has commenced discussions for Dr. Sanjay Rajpal, D.D.S. to reacquire his dental clinic located in Airdrie, Alberta from IHP.

IHP had originally began operating the clinic in September, 2003 and finalized the purchase in January 2004.

International Health Partners is a Calgary based company which is the leading provider of practice management and business support services to dental and medical offices in Alberta. The company manages the business operations and marketing of six dental centres and two medical clinics, thereby allowing affiliated dentists and doctors to focus on delivering quality patient care.

To find out more about International Health Partners Inc. (TSX - V:IHP) visit our website at www@ihp.ca. Investor inquiries, please call Toll-Free 1-877-664-6663 or e-mail investor@IHP.ca.

For media inquiries, please contact: **David B. McQuaig, President and CEO**
International Health Partners Inc.
Tel.: 403-264-7664

PRESS *Release*

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: November 16, 2004
Close: November 15, 2004 - $0.08

Trading Symbol: TSX-V: IHP
Shares Outstanding: 15,992,108
Press Release #04-11

INTERNATIONAL HEALTH PARTNERS INC.
WRITES DOWN GOODWILL FOR AIRDRIE CLINIC

International Health Partners Inc. ("IHP" or the "Corporation") announces that it has written down all the goodwill originally acquired for the BrightSmile Dental Centre located in Airdrie, Alberta, in the Fourth Quarter. The decision was made as a result of the inability of the Corporation and Dr. Sanjay Rajpal, D.D.S., to continue working together under the various agreements executed between the parties.

The amount of goodwill impairment recorded by the Corporation for this clinic is $926,944.

The Corporation continues in discussions with Dr. Rajpal to sever the relationship on commercial terms. Alternatively, the Corporation may pursue various remedies available to it under the various agreements executed between the parties and other possible legal remedies.

International Health Partners is a Calgary based company, which is the leading provider of practice management and business support services to dental and medical offices in Alberta. The Company manages the business operations and marketing of six dental centres and two medical clinics, thereby allowing affiliated dentists and doctors to focus on delivering quality patient care.

To find out more about International Health Partners Inc. (TSX - V:IHP) visit our website at www@ihp.ca. Investor inquiries, please call Toll-Free 1-877-664-6663 or e-mail investor@IHP.ca.

For media inquiries, please contact: **David B. McQuaig, President and CEO**
International Health Partners Inc.
Tel.: 403-264-7664